Exhibit 99.5

Patagonia Gold Second Quarter 2020 Financial Results
and Filing of Restated Financial Statements and MD&A for Q3 2019

October 15, 2020 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to announce its unaudited results for the fiscal period ended June 30, 2020 (“Q2 2020”). The financial statements together with the management’s discussion and analysis (“MD&A”) are available on the Company’s website and on SEDAR at www.sedar.com.

Highlights

•	Revenue of US$4.71 million and gross profit of US$0.8 million in Q2 2020.
•	Total production of 2,268 gold ounces and 36,760 silver ounces in Q2 2020.
•
Submitted application for preliminary environmental permit (the “Lomada Permit”) for mining and leaching operations at Lomada de Leiva gold project and received a Preliminary Permit on October 8, 2020.

•	Completed a 76 line-km ground magnetic survey and 7.7 line-km of pole-dipole induced polarization-resistivity (IP/Res) at Calcatreu during Q2 2020.
•	Completed a 480 line-km ground magnetic survey, covering 24 km2, at La Josefina gold/silver project during Q2 2020.

Christopher van Tienhoven, CEO commented: “Our team continues to maintain gold and silver production at some of Patagonia’s projects generating cash flow for exploration and development. We are continuing on our journey of becoming an intermediate mining producer in a socially responsible manner committed to environmental sustainability and the safety and health of our people.”

Patagonia also announces that it has filed restated condensed interim consolidated financial statements and MD&A for the interim period ended September 30, 2019, which are available on the Company’s profile on SEDAR at www.sedar.com. Subsequent to the issuance of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 on November 28, 2019 on SEDAR at www.sedar.com, the Company determined that there were errors related to the accounting for the reverse acquisition of Hunt Mining Corp. completed on July 24, 2019, as well as the conversion of several balances denominated in foreign currencies. As a result, balances reported in the Company’s condensed interim consolidated statements of financial position and comprehensive income (loss) have been restated from amounts previously reported. The Company also made additional presentation changes and note disclosure improvements in the restated financial statements. Details of the changes are fully described in Note 2 of the restated financial statements. The amended and restated condensed interim consolidated financial statements and MD&A for the interim period ended September 30, 2019 replace and supersede the previously filed interim financial statements and MD&A for such period filed on November 28, 2019.

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, the qualified person as defined by National Instrument 43-101 has approved the scientific and technical content of this press release.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 350 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.
For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.